                                                                        www.umc.com

Exhibit

Exhibit            Description

99.1                 Announcement on 2020/09/01: UMC will attend investor conferences on 2020/09/08

99.2                 Announcement on 2020/09/09: August Revenue

99.3                 Announcement on 2020/09/15: the trading and pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC

Exhibit 99.1

UMC will attend investor conferences on 2020/09/08

1. Date of institutional investor conference: 2020/09/08

2. Time of institutional investor conference: 09:00 AM

3. Location of institutional investor conference: Teleconference

4. Outline of institutional investor conference:

The Company will attend the “21st Asian Technology Conference”, held by Credit Suisse.

5. Any other matters that need to be specified: None

Exhibit 99.2

United Microelectronics Corporation

September 9, 2020

This is to report the changes or status of 1) Sales volume, 2) Funds lent to other parties, 3) Endorsements and guarantees, and 4) Financial derivative transactions for the period of August 2020.

1)	Sales volume (NT$ Thousand)

Period	Items	2020	2019	Changes	%
August	Net sales	14,841,818	13,184,069	1,657,749	12.57%
Year-to-Date	Net sales	116,990,748	95,526,360	21,464,388	22.47%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC	5,888,000	5,886,000	20,912,696

Note: On February 26, 2020, the board of directors resolved to lend funds to USC(Xiamen) for the amount up to US$ 200 million. The actual amount lent to USC(Xiamen) as of August 31, 2020 was US$ 70 million.

3)	Endorsements and guarantees (NT$ Thousand)

Balance as of period end	This Month (actual amount provided)	Last Month (actual amount provided)	Limit of lending
UMC (Note1)	748,000	748,000	94,107,131
UMC (Note2)	16,569,991	16,490,038	94,107,131

Note1: On December 12, 2018, the board of directors resolved to provide endorsement to Nexpower’s syndicated loan from banks including Bank of Taiwan for the amount up to NT$ 748 million.

Note2: On February 22, 2017, March 7, 2018, October 24, 2018, July 24,2019, December 18, 2019 and July 29, 2020, the board of directors resolved to provide endorsement to USC(Xiamen)’s syndicated loan from banks for the amount up to US$ 464 million and CNY¥ 900.4 million.

4)	Financial derivatives transactions :

aNot under hedging accounting: NT$ thousand

UMC

Financial instruments	Option		Forwards	IRS
	Put	Call
Deposit Paid	0	0	0	0
Royalty Income (Paid)	0	0	0	0
Unwritten-off Trading
Contracts	0	0	117,760	0
Fair Value	0	0	227	0
Net profit (loss) from Fair Value	0	0	227	0
Written-off Trading
Contracts	0	0	8,541,643	0
Realized profit (loss)	0	0	11,839	0

Exhibit 99.3

United Microelectronics Corporation

For the month of August, 2020

This is to report 1) the trading of directors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC); 2) the pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders of UMC;

1)	The trading of directors, executive officers and 10% shareholders

Title	Name	Number of shares as of July 31, 2020	Number of shares as of August 31, 2020	Changes

President

Executive Vice President

Senior Vice President

Senior Vice President

Senior Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

Associate Vice President

SC Chien

Ming Hsu

Oliver Chang

Chitung Liu

Lucas S Chang

TS Wu

G C Hung

Wenchi Ting

Jerry CJ Hu

Y S Shen

Francia Hsu

Eric Chen

Johnson Liu

Victor Chuang

Chuck Chen

S F Tzou

J Y Wu

Osbert Cheng

Le Tien Jung

Steven Hsu

Ji Fu Kung

Mindy Lin

Pang Min Wang

7,894,648

1,873,000

462,589

3,340,217

900,000

1,009,809

1,500,791

1,350,000

1,045,000

975,000

951,000

1,250,000

506,413

364,671

508,201

1,879,108

850,191

850,938

850,000

850,000

850,741

1,227,925

418,126

6,994,648 933,000 453,589 2,593,217 650,000 869,809 1,350,791 850,000 595,000 675,000 641,000 930,000 426,413 124,671 140,000 1,579,108 600,191 840,000 770,000 550,000 587,741 1,167,925 327,126

(900,000)

(940,000)

(9,000)

(747,000)

(250,000)

(140,000)

(150,000)

(500,000)

(450,000)

(300,000)

(310,000)

(320,000)

(80,000)

(240,000)

(368,201)

(300,000)

(250,000)

(10,938)

(80,000)

(300,000)

(263,000)

(60,000)

(91,000)

2)	The pledge and clear of pledge of UMC common shares by directors, executive officers and 10% shareholders:

Title	Name	Number of shares as of July 31, 2020	Number of shares as of August 31, 2020	Changes
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